UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                             FORM 4

                 Filed pursuant to Section 16(a)
            of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding
           Company Act of 1935 or Section 30(f) of the
                 Investment Company Act of 1940


1.   Name and Address of Reporting Person:
          J.R. Simplot Self Declaration of Revocable Trust
          999 Main Street, 13th Floor
          Boise, ID  83702

2.   Issuer Name and Ticker or Trading Symbol:
          Remington Oil and Gas Corporation
          ROILB

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary):


4.   Statement for Month/Year:
          September, 1998

5.   If Amendment, Date of Original (Month/Year):


6.   Relationship of Reporting Person(s) to Issuer:
          10% Owner

7.   Individual or Joint/Group Filing:
          Form filed by One Reporting Person



                             TABLE I
               NON-DERIVATIVE SECURITY ACQUIRED,
               DISPOSED OF, OR BENEFICIALLY OWNED



1. Title of Security               2. Transaction Date
--------------------               -------------------
Class B Common Stock               9/11/98


                                   4. Securities Acquired (A)
3. Transaction Code                or Disposed of (D)
-------------------                ----------------------------
P                                  Amount    (A) or (D)     Price
                                   ------    ----------     -----
                                   1,000     A              $4.38


5. Amount of Securities            6. Ownership Form:
Beneficially Owned at              Direct (D) or
End of Month                       Indirect (I)
------------------------           ------------------
1,000                              I
2,845,000                          D



7. Nature of Indirect Beneficial Ownership
------------------------------------------
held directly by Trustee and beneficiary
of Trust as joint owner with spouse


                            TABLE II
          DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                      OR BENEFICIALLY OWNED



                        No data to report under Table II






                                    J.R. Simplot
                                    Self Declaration of Revocable
                                    Trust


                                        //s// J.R. Simplot, as
                                              Trustee
Date: October 9, 1998              By___________________________
                                          J.R. Simplot, Trustee